November 14, 2019

VIA EDGAR SUBMISSION
Mr. Timothy Buchmiller, Senior Attorney
Securities Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Know Labs, Inc. Withdrawal of Amendment to Registration Statement on Form S-1/A Filed on November 1, 2019 File No. 333-213435

Dear Mr. Buchmiller:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Know Labs, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Amendment to Registration Statement on Form S-1/A (File No 333-213435) and exhibits thereto (collectively, the “Amendment to Registration Statement”).  The Amendment to Registration Statement was filed with the Commission on November 1, 2019.

The Amendment to Registration Statement was filed with an erroneous file number that corresponds with an S-1 that was filed on September 1, 2016. The file number for the Registration Statement and Amendment to Registration Statement at issue should in fact be: 333-231829. Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Amendment to Registration Statement on Form S-1/A, File No. 333-213435, as soon as reasonably practicable. There have been no sales conducted pursuant to the Amendment to Registration Statement filed on November 1, 2019.

If you have any questions regarding this application for withdrawal, please contact the Registrant at (206) 903-1351.

The Company requests, in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Amendment to Registration Statement be credited to the Company’s account for future use.

Sincerely,

/s/ Ronald P. Erickson
Chairman of the Board

cc:	Jay Ingram, Legal Branch Chief, Securities and Exchange Commission
Jessica M. Lockett, Esq. Anum Arshad, Esq.